Exhibit 99.1

Claes Nilsson Appointed New Head for Volvo Trucks Europe Division

STOCKHOLM, Sweden--Regulatory News:

Claes Nilsson has been appointed as the new President for the Europe Division at Volvo Trucks (Nasdaq:VOLV) (STO:VOLVA) (STO:VOLVB). He is presently in charge of the International Division.

The Europe Division delivered 49,200 trucks in 2006, which represents 47% of the company’s 105,500 total deliveries. Volvo Trucks’ Europe Division has expanded significantly in the recent years due to heavy investments in the retail network and the strong growth in Eastern Europe. Almost 8,000 employees are today working in the European operation.

Claes Nilsson is replacing Roar Isaksen who is leaving the company. In his previous capacity, Claes Nilsson was responsible for Retail Development in the European Division. Claes Nilsson has a solid background in Volvo Trucks management with many different positions. He was earlier heading the strategic planning function in the company. The recruitment process to appoint a new manager for the International Division has started today.

Image on Claes Nilsson is available for downloading at www.volvotrucks.info, select VTC Management, and then Management Images.

Volvo Trucks sells trucks and transport solutions, specialized in heavy trucks with total weights above 16 tons. The company’s products are marketed in more than 130 countries. Volvo Trucks is part of the Volvo Group, one of the world’s leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

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Volvo Trucks
Tommy Kohle, +4631666571 / +46706766517